FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 4, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 4, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

30 January 2003    The  Administrators  of  the  GlaxoSmithKline  US  Retirement
                   Savings Plan ("the Plan") notified  GlaxoSmithKline plc on 31
                   January 2003, that as a result of movement in the fund on the 30 January 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,287,511 to 18,261,048 at an average price of $36.30.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

3 February 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


31 January 2003       The  Administrators  of the SmithKline  Beecham  Employee
                      Benefit  Trust ("the  Trust")  notified  the Company on 3
                      February  2003  that  20,106  Ordinary  shares  had  been
                      transferred   from  the  Trust  to  participants  of  the
                      SmithKline Beecham 1991 Share Option Plan.



The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

3 February 2003

                              Director's Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:

Dr J P Garnier                 The Administrators of the GlaxoSmithKline US
                               Retirement Savings Plan notified GlaxoSmithKline plc on 3 February 2003 that Dr Garnier had increased his interest by 74 Ordinary Share ADRs at a price of $38.76 per share on 31 January
                               2003. Dr Garnier was also notified of this change on 3 February 2003.

S M Bicknell
Company Secretary
3 February 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

31 January 2003    The  Administrators  of  the  GlaxoSmithKline  US  Retirement
                   Savings Plan ("the Plan") notified  GlaxoSmithKline  plc on 3
                   February 2003, that as a result of movement in the fund on the 31 January 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,261,048 to 18,296,820 at an average price of $38.76.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

3 February 2003